

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Maria Ponce
Chief Executive Officer
Mascota Resources Corp.
PO Box 64, Calle Columbia 1014
Colonia 5 de Diciembre
Puerto Vallarta, CP48351
Jalisco, México

    Re: Mascota Resources Corp.
          Amendment to Registration Statement on Form S-1
          Filed October 9, 2013
          File No. 333-190265

Dear Ms. Ponce:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 19

Principal Place of Business, page 19

1.   We note your response to comment 6 of our letter dated September 27, 2013. Please identify the Canadian services firm and attach the agreement as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

2.   We note your response to comments 7 and 11 of our letter dated September 27, 2013. Please revise or advise us why you believe Mr. von Einsiedel is not a promoter.

Management Discussion and Analysis, page 31

3. We note your response to comment 10. Please revise this section to address Ms. Ponce's lack of mining experience as you do in the risk factors section.

Consolidated Financial Statements

General

4. Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants' consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Joe Laxague, Esq.